Filed by Baytex Energy Corp.
(Commission File No. 1-32754)
pursuant to Rule 425 of the Securities Act of 1933
Subject Companies: Ranger Oil Corporation
(Commission File No. 1-13283)

BAYTEX TO ACQUIRE RANGER OIL

BUILDING A QUALITY NORTH AMERICAN OIL-WEIGHTED E&P

ANNUAL AND SPECIAL MEETING: MAY 15, 2023

Baytex's board of directors unanimously recommends that shareholders of Baytex vote **FOR** the issuance of common shares of Baytex in connection with the transaction.[6]


BAYTEX

ENHANCE DIRECT SHAREHOLDER RETURNS

20%
Accretion to Free Cash Flow[1] per share & return of capital per share[2]

50%
Free Cash Flow[1] for direct shareholder returns

$0.09
Anticipated Annualized Dividend per Baytex common share[3]

BUILD A STRONG AND RESILIENT OPERATING PLATFORM IN THE EAGLE FORD

Ranger's Assets represent

741
Net undrilled locations[5]

12-15
Years of high quality Inventory

Operated production increases to

82%

MAINTAIN A STRONG BALANCE SHEET AND PRUDENT FINANCIAL FLEXIBILITY

Total Debt to EBITDA[1 & 4]

1.0X

BECOME A LEADER IN RESPONSIBLE ENERGY PRODUCTION

Average GHG Emissions intensity

↘16%

HAVE QUESTIONS? NEED HELP VOTING?

Or contact Kingsdale Advisors toll free at 1.866.851.2743, collect at 416.867.2272 or via email at contactus@kingsdaleadvisors.com.

www.BaytexASM.com

Please refer to the information circular and proxy statement of Baytex dated April 3, 2023 (the "**Information Circular**") for complete details on the transaction.

NOTES: (1) (2) (4) (3) (5) Accretion metrics based on the 12-month period from closing of the merger, July 1, 2023 to June 30, 2024, and the following commodity prices: WTI - US$75/bbl; MEH premium to WTI - US$2/bbl, WCS differential to WTI - US$17.50/bbl; NYMEX Gas - US$3.50/MMbtu; Exchange Rate (CAD/USD) - 1.35. Based on the weighted average common shares of Baytex outstanding before and after giving effect to the merger. Pro forma forecast production includes Baytex production of 88,000 to 90,000 boe/d (working interest) and Baytex's internal estimate for Ranger production of 67,000 to 70,000 boe/d (working interest). EBITDA is calculated in accordance with the Baytex's credit facilities agreement which is available on SEDAR at www.sedar.com. Total Debt to EBITDA ratio based on estimated total debt for Baytex and Ranger on closing of the merger, including estimated transaction costs. EBITDA based on the 12-month period from closing, July 1, 2023 to June 30, 2024. Based on Baytex's closing share price on February 24, 2023 of $5.74. Following closing of the transaction, management expects to recommend that a dividend, to be paid quarterly, be set at $0.0225 per share ($0.09 per share annualized), which is subject to the review and approval of the Baytex board of directors and there is no guarantee such dividend will be declared by the Baytex board of directors. See "Dividend Advisory" in the Information Circular. Specified financial measure that does not have any standardized meaning prescribed by IFRS (as defined in the Information Circular) and may not be comparable with the calculation of similar measures presented by other entities. See "Specified Financial Measures" in the Information Circular. See "Advisory Regarding Oil and Gas Information" in the Information Circular. HAVE QUESTIONS? NEED HELP VOTING? Or contact Kingsdale Advisors toll free at 1.866.851.2743, collect at 416.867.2272 or via email at contactus@kingsdaleadvisors.com. www.BaytexASM.com (6) See "Advisories" and "Advisories – Forward-Looking Information" in the Information Circular.

IMPORTANT INFORMATION FOR SHAREHOLDERS

Important Information for Shareholders and Where to Find It

No Offer or Solicitation

This communication relates to the proposed acquisition by Baytex Energy Corp. (“Baytex”) of certain assets from Ranger Oil Corporation (“Ranger”) (the “Transaction”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information and Where to Find It

In connection with the proposed Transaction, Baytex filed a registration statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on April 7, 2023 to register the Baytex securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Baytex and Ranger also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Baytex or Ranger may file with the SEC in connection with the Transaction. U.S. INVESTORS AND U.S. HOLDERS OF BAYTEX AND RANGER SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAYTEX, RANGER AND THE PROPOSED TRANSACTION. Shareholders can obtain free copies of the Registration Statement, prospectus and other documents containing important information about Baytex and Ranger once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Baytex and Ranger without charge.

Participants in the Solicitation

Baytex, Ranger and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Baytex’s shareholders and the solicitation of proxies from Ranger’s shareholders, in each case with respect to the Transaction. Information about Baytex’s directors and executive officers is available in the Annual Information Form published February 23, 2023 and in the proxy statement/prospectus. Information about the Ranger’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 1, 2022, and in the proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions.